Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

February 4, 2020 - For Immediate Release

Great Panther Receives US$11.25 Million Prepayment, Sets $1,500/oz Gold Floor Price and Locks in a Weakened Brazilian Real

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that it has fulfilled all conditions precedent in the gold doré prepayment agreement with Samsung C&T U.K. Ltd. (“Samsung”) that was previously announced on January 6, 2020 and received the US$11.25 million prepayment on February 3, 2020.

Concurrent with strengthening its liquidity through US$21 million in new capital from the IXM Group and Samsung, Great Panther has taken the additional step to protect margins from gold price fluctuations by establishing a limited gold floor price through the purchase of financial put options. In addition, the Company has established a forward purchase position in the Brazilian real (“BRL”) taking advantage of recent weakness that saw the BRL reach historic lows to the US dollar (“USD”).

Great Panther has purchased put options on 45,000 gold ounces that mature from March through to the end of June 2020 at an average cost of US$9.33 per ounce of gold. The options ensure a minimum sale price of $1,500 per ounce of gold for the majority of the Tucano Mine’s production during the noted timeframe, without limiting any upside from rising gold prices.

On January 31, 2020, Great Panther’s non-deliverable forward foreign exchange contracts for BRL against the USD totalled approximately BRL 506 million (US$120 million), with pre-determined exchange rates ranging from BRL 4.11 to BRL 4.32 against the USD through the remainder of 2020. This compares to BRL 355 million at rates ranging from BRL 3.99 to BRL 4.18 as reported on September 30, 2019. This represents the majority of the Company’s BRL-denominated expenses for the balance of 2020.

“With the recent weakening of the Brazilian real, and gold prices reaching multi-year highs, we are taking the opportunity to increase certainty of cash flow in 2020,” stated Jeffrey Mason, Interim President and CEO. “Importantly, our business will continue to fully benefit from rising gold prices, while limiting downside at minimal cost. Together with the closing of the Samsung facility, our financial position continues to strengthen.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine project in Peru.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the terms and conditions of the prepayment agreement, and the Company’s ability to repay the proceeds of the prepayment agreement.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956
dwiens@greatpanther.com
www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2